Exhibit 99.1

Hi everyone,

My name is Max Howard, and I am the Transaction Manager on the Masterworks acquisitions team.

I am happy to introduce our latest offering, a painting by the American abstract artist, Sam Gilliam. In 2022, Gilliam was the subject of a major solo show titled “Sam Gilliam: Full Circle” at the Hirshhorn Museum. Sadly, the artist passed away in June of 2022 in Washington D.C.

To provide investment quality offerings by the artist, our acquisitions team has reviewed approximately 90 examples of Gilliam’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the eighth we have selected to be on the Masterworks platform

Our current offering is titled “xBxlxuxex xUxnxixoxnxsx” and was completed by the artist in 1972, the same year that Sam Gilliam became the first African American artist to represent the United States at the Venice Biennale. The Painting belongs to a series of works referred to as “Slice” paintings stretched on a custom-made stretcher with a beveled-edge. Examples of the “Slice” series have historically been some of the most commercial among the artist’s body of work.

As of November 2022, beveled-edge paintings from 1967 to 1973 account for Sam Gilliam’s top auction records. “Lady Day” (1971) sold for $2.1 million at Christie’s, New York in November of 2018. “Ray II” (1970) sold for $1.8 million at Sotheby’s, New York in November of 2022. “Atmosphere” (1970), which was acquired by Masterworks 080, LLC, sold for $1,850,000 at Sotheby’s, New York on November 18, 2021.

While the aforementioned works are all larger than the Painting, beveled works measuring less than 70 inches by 70 inches have also performed well at auction, including: “Forth” (1970), which sold for $1.2 million at Sotheby’s, London in June of 2018, and “With Crimson” (1970), which sold for $1 million at Sotheby’s, New York on November 11, 2019.

Between September 1999 to November 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 30.6%.